Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM

NEWS RELEASE	2017-12

PolyMet submits financial assurance estimate to DNR in updated permit application
Anticipates release of draft permit to mine in the near future

St. Paul, Minn., December 13, 2017 – PolyMet Mining Corp., (“PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – announced today that its wholly owned subsidiary Poly Met Mining, Inc. (together “PolyMet” or the “company”) has submitted to the Minnesota Department of Natural Resources an updated Permit to Mine application for its NorthMet Project that incorporates the state’s requirements for bankruptcy-proof financial assurance.

“With this financial assurance estimate, we believe PolyMet has fulfilled all of the requirements necessary for the state to issue a draft Permit to Mine,” said Jon Cherry, president and CEO. The draft permit is expected to be released by the DNR in the near future.

PolyMet’s application provides for $75 million in financial assurance for the first two years of construction, about $60 million of which is associated with historic iron ore mining at the former LTV Steel Mining Company site. This will include approximately $65 million in financial assurance instruments (letters of credit, surety bonds, etc.) and $10 million in cash to be held in trust by the state.

The revised application also provides assumptions and estimates that show financial assurance for the first year of mining, at $544 million. These figures represent the costs for the state to perform the closure and reclamation activities, including long-term water treatment, to meet current federal and state environmental standards if PolyMet is unable to perform the work.

The costs for PolyMet to execute the closure and reclamation plan have been considered in the project economics and are less than what it would cost for the state to do the work.

During operations, financial assurance figures will be updated on an annual basis to incorporate such things as new planned disturbances, ongoing reclamation completed as part of normal operations and any changes in regulations.

The largest single driver of cost in the financial assurance estimate during operations is treatment of water to meet the state wild rice sulfate standard of 10 mg/L, which is 25 times cleaner than the federal drinking water standard. The financial assurance estimate in the application is based on this standard.

State law stipulates that financial assurance be in place to cover anticipated closure and reclamation liabilities for the upcoming 12-month period. The amount is reviewed annually and adjusted accordingly. Because no mining or processing will have occurred during construction for the NorthMet Project, the initial financial assurance requirement covers the legacy liabilities and reclamation for any facilities or infrastructure built during the construction phase. The estimate increases in the first year of operations because mining, waste rock storage, tailings management and water treatment begin.

“Financial assurance provided by the company is essentially an insurance policy,” Cherry said. “Costs of reclaiming and closing the site are already accounted for in our project plan. It protects the state and taxpayers from incurring any costs should PolyMet not be able to do so.”

Financial assurance is an alternative source of funding that is controlled by the state if needed. Estimates reflect the costs that result from a government agency providing oversight and a government contractor doing the work rather than the company doing the work itself.

“PolyMet anticipates it can execute the plan more cost efficiently and absorb the reclamation costs as part of normal operating expenses,” he said. “If we do our job right there will be no reason for government intervention and no reason for the financial assurance instruments to ever be called. We have both a financial and social incentive to ensure that the financial assurance is never called upon.  What’s most important, whether we execute the plan or the state executes it, the work will get done and the environment and taxpayers will be protected,” Cherry said.

“At every part of the environmental review and permitting process, including financial assurance, PolyMet has demonstrated that we can and will meet or exceed regulatory standards and industry best practices,” Cherry said. “This will be the case with our operations as well.”

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the former LTV Steel Mining Company site, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and nine months ended October 31, 2017.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.